FORM 51-102F3
MATERIAL CHANGE REPORT

Item 1.	Reporting Issuer

GRANDVIEW GOLD INC. (the “Issuer”)
Suite 820 - 330 Bay Street, Toronto, ON M5H 2S8, CANADA

Item 2.	Date of Material Change

March 16, 2007

Item 3.	News Release

The Issuer issued a press release via a Canadian news wire. A copy of which has been filed on SEDAR.

Item 4.	Summary of Material Change

Toronto, Ontario March 16, 2007 – Grandview Gold Inc. ("Grandview" or the "Company") (GVX: TSX) is pleased to announce that it has closed the previously announced non- brokered private placement for gross proceeds of $1,462,500 (CAD).

The private placement consists up to 3,250,000 units (the "Units") at a price of $0.45 (CAD) per Unit. Each Unit consists of one common share of Grandview and one-half of one common share purchase warrant ("Warrant"). Each whole Warrant is exercisable to acquire one common share of Grandview at a price of $0.65 (CAD) for a period of 24 months from closing.

In connection with the offering Grandview has agreed to pay a cash finder's fee of 8% of the gross proceeds raised under the private placement and also to issue finder's options to acquire Units of Grandview at a price of $0.45 per Unit for a period of 24 months from closing.

The proceeds from the unit offering will be used to fund the Company's principal property, the Pony Creek project in Nevada along with its Canadian gold exploration programs, working capital, and general corporate purposes.

Item 5.	Full Description of Material Change

Toronto, Ontario March 16, 2007 – Grandview Gold Inc. ("Grandview" or the "Company") (GVX: TSX) is pleased to announce that it has closed the previously announced non- brokered private placement for gross proceeds of $1,462,500 (CAD).

The private placement consists up to 3,250,000 units (the "Units") at a price of $0.45 (CAD) per Unit. Each Unit consists of one common share of Grandview and one-half of one common share purchase warrant ("Warrant"). Each whole Warrant is exercisable to acquire one common share of Grandview at a price of $0.65 (CAD) for a period of 24 months from closing.

Grandview Gold Inc.

In connection with the offering Grandview has agreed to pay a cash finder's fee of 8% of the gross proceeds raised under the private placement and also to issue finder's options to acquire Units of Grandview at a price of $0.45 per Unit for a period of 24 months from closing.

The proceeds from the unit offering will be used to fund the Company's principal property, the Pony Creek project in Nevada along with its Canadian gold exploration programs, working capital, and general corporate purposes.

Item 6.	Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

N/A

Item 7.	Omitted Information

N/A

Item 8.	Senior Officers

The following senior officer of the Issuer is knowledgeable about the material change and may be contacted by the Commission at the following telephone number:

Paul Sarjeant
Phone: (416) 486-3444

The foregoing accurately discloses the material change referred to herein.

Dated at Toronto, Ontario this 16th day of March 2007

Grandview Gold Inc.
"Paul Sarjeant"
Paul Sarjeant,
President and Chief Executive Officer

Grandview Gold Inc.